IAS ENERGY, INC.

#240 – 11780 Hammersmith Way
Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

October 8, 2009

Howard Efron, Staff Accountant

Kevin Woody, Branch Chief

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC  20549

Re:	IAS Energy, Inc. (“IAS”)
Form 10-K for the fiscal year ended April 30, 2009
File No. 0-21255

Dear Messrs. Efron and Woody:

This letter responds to your letter dated September 29, 2009, commenting on IAS’s financial statements and related disclosures contained in its Form 10-K for the fiscal year ended April 30, 2009 filed on September 15, 2009 (“Form 10-K”).

We are working to complete the required information and anticipate having a complete response to you before the end of October, 2009.

Please call me at (206) 838-9735 if you have any questions.

Yours truly,

IAS Energy, Inc.

/s/ James Vandeberg

James Vandeberg

Chief Financial Officer and Chief Operating Officer

Cc:

John Robertson, President, IAS Energy, Inc.